
05065450

Act: 1933
Section:
Rule: 145
Public Availability: 5/27/2005

1072397

May 27, 2005



RESPONSE OF THE OFFICE OF INTERNATIONAL CORPORATE FINANCE
DIVISION OF CORPORATION FINANCE

Re: Bunzl plc ("Bunzl")
Incoming letter dated May 25, 2005

Based on the facts presented, and noting that the shareholders of Bunzl ordinary shares, including ordinary shares represented by Bunzl ADRs (together "Bunzl Shares" and "Bunzl shareholders"), will receive a Shareholder Circular and Listing Particulars (each as defined in your letter) containing information substantially similar to that required in a proxy or information statement complying with the requirements of Regulation 14A or 14C under the Securities Exchange Act of 1934 ("Exchange Act"), and that ongoing information relating to Filtrona will be prepared in accordance with United Kingdom law and the rules of the London Stock Exchange, and will be further supplied in accordance with the requirements of Exchange Act Rule 12g3-2(b), the Division will not recommend enforcement action to the Commission if Bunzl, in reliance on your opinion as counsel that registration is not required, effects the distribution of the shares of Filtrona ("Filtrona Shares") in accordance with the Demerger and Distribution (each as defined in your letter) without registration under the Securities Act of 1933 ("Securities Act").

We are also of the view that the Filtrona Shares received by Bunzl shareholders in accordance with the Demerger and Distribution would not be "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act. However, sales of Filtrona Shares by Filtrona's affiliates would be subject to Securities Act Rule 144, except for the holding period requirement, absent registration or another appropriate exemption.

We grant your request for confidential treatment under Rule 200.81 for the shorter of 120 days from the date of this letter or until the information in this letter has been made public.

These positions are based on the representations made to the Division in your letter, and any different facts or conditions might require the Division to reach different conclusions. Furthermore, the responses regarding registration under the Securities Act express the Division's positions on enforcement action only and do not express any legal conclusions on the questions presented.

Sincerely,

Elliot B. Staffin
Special Counsel

PROCESSED
SEP 15 2005
THOMSON
FINANCIAL



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3-2

May 27, 2005

Keith L. Kearney, Esq.
Davis Polk & Wardwell
99 Gresham Street
London EC2V 7NG

Re: Bunzl plc Demerger

Dear Mr. Kearney:

In regard to your letter of May 25, 2005, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Paul M. Dudek
Chief
Office of International
Corporate Finance

DAVIS POLK & WARDWELL

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

15, AVENUE MATIGNON
75008 PARIS

99 GRESHAM STREET
LONDON EC2V 7NG
TELEPHONE 020 7 418 1300
FAX 020 7 418 1400

WRITER'S DIRECT

020 7418 1300

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG

May 25, 2005

Section 2(3), Section 5
Rule 144 and Rule 145 under the
Securities Act of 1933

Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C. 20549

Attention: Division of Corporation Finance
Office of International Corporate Finance

Re: Bunzl plc Demerger

Dear Sir or Madam:

We are acting as United States counsel to Bunzl plc, a public limited company incorporated under the laws of England and Wales ("Bunzl") in connection with the proposed spin-off or demerger (the "Demerger") from Bunzl of its cigarette filters, bonded fibre products and plastic technologies businesses (collectively, the "Filtrona Business"). In general terms, the Demerger will be effected in two steps. First, the Filtrona Business will be transferred to a public limited company to be incorporated under the laws of England and Wales ("Filtrona") in a series of intra-group transfers. Second, Bunzl will declare a dividend *in specie* on its ordinary shares (the "Bunzl Shares") to be satisfied by the issuance of ordinary shares in Filtrona (the "Filtrona Shares") to holders of Bunzl Shares *pro rata* to their holdings in Bunzl (the "Distribution"). Immediately following completion of the Distribution, Filtrona and Bunzl will have identical share registers.

On behalf of Bunzl, we respectfully request that the Division of Corporation Finance (the "Division") of the Securities and Exchange Commission (the "Commission") confirm that (i) the Division will not recommend enforcement action to the Commission if the Demerger and the Distribution are effected as described herein without registration of the Filtrona Shares under the Securities Act of 1933, as amended (the "Securities Act"), in reliance upon our opinion that the Distribution will not constitute an "offer to sell", "sale" or "other disposition for value" of securities within the meaning of Section 2(3) of the Securities Act, and (ii) the Filtrona Shares received by Bunzl shareholders will not be deemed "restricted securities" within the meaning of Rule 144(a)(3) of the Securities Act.

Bunzl has provided us with, and has authorized us to make on its behalf, the factual representations set forth herein. The representations as to English legal matters are based on advice of English counsel to Bunzl.

I. Background

Bunzl had its origins in Bratislava, Slovakia, in the middle of the nineteenth century and was incorporated in England in 1940, gaining a listing on the London Stock Exchange as a public company in 1957. In 2004, Bunzl had consolidated sales of £2,916.0 million and a consolidated operating profit of £205.7 million (based on a consolidated operating profit before corporate costs of £218.8 million) (all of the foregoing figures are in accordance with U.K. generally accepted accounting principles).

Bunzl is the parent company of two distinct business streams consisting of (i) an outsourcing business which supplies a range of products including outsourced food packaging, disposable supplies and cleaning and safety products (the "Outsourcing Services Business"), and (ii) businesses supplying cigarette filters, bonded fibre products and plastic products, referred to as the Filtrona Business (collectively, the "Bunzl Group"). This current organizational structure was established in August 2002 with the disposal of Bunzl's paper distribution business and the integration of Bunzl's plastics business into the Filtrona Business. The current operations of the Filtrona Business have been owned by the Bunzl Group since at least August 2002, other than its Baumgartner Fibertec business, a Swiss based cigarette filter and fibre manufacturer which Bunzl acquired in October 2003 and the Skiffy Group plastic technologies business, which is based in the Netherlands and was acquired in March 2004. As of the effectiveness of the Demerger, it is estimated that the Baumgartner Fibertec and Skiffy Group businesses together will comprise approximately 5% of the sales of the Filtrona Business, 3% of the operating profit of the Filtrona Business and 3% of the gross assets of the Filtrona Business.

Bunzl has included in its Form 20-F filings for 2002 and 2003 a separate, detailed description of each of the Outsourcing Services Business and the Filtrona Business and separate segment reporting for each in its financial statements.

The Filtrona Business is a world leading supplier of outsourced cigarette filters, ink reservoirs and other bonded fiber products, protection and finishing products, self-adhesive tear tapes and certain security products. It is also a leading extruder of custom plastic profiles. In 2004, the Filtrona Business had sales of £477.5 million (approximately 16% of Bunzl's consolidated sales) and an operating profit before corporate costs of £56.1 million (approximately 26% of Bunzl's consolidated operating profit before corporate costs). The Filtrona Business is headquartered in the United Kingdom and operates through wholly owned subsidiaries and a number of jointly owned companies. As of December 31, 2004, the Filtrona Business had 5,180 employees (approximately 35% of the Bunzl Group's total number of employees). Approximately 21% of the Filtrona Business' employees operate in the United States. Approximately 33% of the Filtrona Business' gross assets are located in the United States.

Bunzl has a market capitalization of approximately £2.3 billion, with approximately 450 million Bunzl Shares outstanding. The principal listing of the Bunzl Shares is on the London Stock Exchange. Bunzl estimates that during the period March 2004 to February 2005, approximately 99% of the average monthly trading volume in Bunzl Shares occurred on the London Stock Exchange. American Depositary Shares, each representing five Bunzl Shares (the "Bunzl ADSs") and evidenced by American Depositary Receipts ("Bunzl ADRs"), have been listed on the New York Stock Exchange (the "NYSE") since October 29, 1998.[1] Bunzl is, therefore, subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and we are advised that it is current with respect to its reporting obligations thereunder. The Bank of New York is the depositary (the "Depositary") issuing Bunzl ADRs representing Bunzl ADSs. As of December 31, 2004, there were 56 registered holders of Bunzl ADRs, holding an aggregate of 927,805 Bunzl ADRs, representing the right to receive an aggregate of 4,639,025 Bunzl Shares (representing approximately 1.0% of the total number of outstanding Bunzl Shares). Based on information available to Bunzl, it is estimated that, as of December 31, 2004, there were approximately 1,750 U.S. resident, beneficial owners of Bunzl Shares, including Bunzl Shares owned through Bunzl ADRs (representing approximately 17% of the total number of outstanding Bunzl Shares). It is estimated that approximately 800 of these 1,750 beneficial owners were participants in Bunzl's U.S. Employee Stock Purchase Plan (2000). It is assumed that most of the non-employee, U.S. shareholder base has developed gradually in secondary market trading. Bunzl has not made any offerings into the United States (other than to its U.S. employees pursuant to its 1994 Executive Share Option Scheme and its U.S. Employee Stock Purchase Plan (2000)) and has never used its equity securities for the purpose of acquiring a publicly-traded U.S. corporation.

[1] Unless the context otherwise requires, references in this letter to Bunzl Shares shall be deemed to include Bunzl ADSs.

II. The Demerger and Distribution

On February 28, 2005, Bunzl issued a preliminary statement in its 2004 annual results announcement regarding its intention to separate the Bunzl Group into its two constituent parts, through the demerger of Filtrona. Filtrona then will operate the Filtrona Business and Bunzl will continue to operate the Outsourcing Services Business. The Board of Directors of Bunzl believes that the Demerger will benefit Bunzl's Shareholders and the separate businesses by allowing (i) the management of both Filtrona and Bunzl to focus on their own strategic objectives, (ii) Filtrona and Bunzl to retain, motivate and recruit key personnel more effectively, (iii) Filtrona and Bunzl to maintain different and appropriate capital structures and dividend policies, and (iv) Filtrona to develop its own focused investor base.

The Demerger will involve essentially a spin-off of Filtrona structured, for United Kingdom tax purposes, as an "indirect demerger." Immediately before the Demerger, the group that operates the Filtrona Business will be held by Bunzl's wholly owned subsidiary, Filtrona International Limited ("FIL").[2] Filtrona, which will be incorporated solely for purposes of the Demerger, will be held in the name of two individuals who are both management employees and shareholders of Bunzl. Prior to the Demerger, Filtrona will have no assets or liabilities. To effect the Demerger, Bunzl will declare a dividend *in specie*, to be satisfied by the transfer of all of FIL's issued and outstanding shares to Filtrona which, in consideration for the receipt of the FIL shares, will issue the Filtrona Shares on a one-for-one basis to holders of Bunzl Shares. The Distribution will be *pro rata* to the holders of Bunzl Shares,[3] and will include a distribution of Filtrona Shares, through the Depositary, *pro rata* to the holders of Bunzl ADRs in accordance with the terms of the deposit agreement. No consideration will be payable by the holders of Bunzl Shares or Bunzl ADRs in connection with the Distribution. The structure of the Demerger outlined above will result in a tax-free spin-off in the United Kingdom.[4]

[2] FIL was formed as a subsidiary of Bunzl in 1978.

[3] In respect of the two pre-Demerger shareholders of Filtrona, the number of Filtrona Shares allotted and issued to them will be reduced by the number of shares in Filtrona already held by them immediately prior to the Demerger. The purpose of this marginal adjustment is to ensure that the pre-Demerger shareholders own after the Distribution exactly the same proportionate holdings in Filtrona as they currently hold in Bunzl.

[4] If the Demerger were structured as a conventional spin-off to be accomplished by a distribution of shares of a wholly-owned subsidiary of Bunzl directly to the Bunzl shareholders, such distribution would result in adverse tax consequences to Bunzl in the United Kingdom.

The result of the proposed Demerger and Distribution is that the Filtrona Shares to be issued will, immediately after the Distribution, be 100% owned directly and in the same proportion by the same shareholders that own the Bunzl Shares at the time of the Demerger. The Demerger will not, in and of itself, change the interests of the holders of Bunzl Shares or Bunzl ADRs in the assets of Bunzl. The shareholders of Bunzl will have the same proportionate interests in the same aggregate assets immediately before and after the Demerger.

Upon consummation of the Demerger, it is proposed that the Filtrona Shares will be admitted to the Official List of the United Kingdom Listing Authority ("UKLA") and to trading on the London Stock Exchange (the "UK Admission"). Filtrona has no intention to list the Filtrona Shares on any U.S. securities exchange, or to seek quotation on the Nasdaq National Market or any other inter-dealer quotation system in the United States, or to sponsor an American Depositary Receipt program for the Filtrona Shares in connection with the Distribution. The Distribution is thus not being effected to create, and Filtrona will not take any action to facilitate the creation of, a public market for the Filtrona Shares in the United States. Prior to or simultaneously with the consummation of the Demerger, Filtrona will furnish to the Commission the information required for the exemption from the reporting requirements under the Exchange Act provided by Rule 12g3-2(b) thereunder. Application on behalf of Filtrona will be made by a separate letter to the Commission to establish an exemption from the reporting requirements under Rule 12g3-2(b).

The rules of the UKLA and the terms of Bunzl's Articles of Association require Bunzl to call a general meeting of its shareholders to approve the Demerger and the Distribution. Prior to holding such general meeting and the UK Admission, information conforming to the listing rules of the UKLA (the "Listing Rules") and the U.K. Financial Services and Markets Act 2000 is required to be and will be disseminated regarding Bunzl, Filtrona (including the Filtrona Business) and the Demerger. Such information will be contained in (i) a shareholder circular addressed by Bunzl to its shareholders (the "Shareholder Circular") containing information about the Demerger that is required by the UKLA or otherwise deemed necessary by Bunzl to enable its shareholders to make an informed decision as to whether or not to approve the Distribution and other matters related to the Demerger, and (ii) a detailed disclosure document (the "Listing Particulars") containing detailed information about Filtrona (including the Filtrona Business) to be issued by Filtrona with the UKLA, distributed by Filtrona to Bunzl's shareholders and filed by Filtrona at the Companies House in respect of the listing of the Filtrona Shares on the London Stock Exchange. At least 14 days prior to the vote on the Demerger, Bunzl will send to its shareholders (including those resident in the United States), and the Depositary has confirmed in writing to Bunzl that it will send to the holders of Bunzl ADRs, the Shareholder Circular and the Listing Particulars.

As a foreign private issuer, Bunzl is exempt from Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act pursuant to Rule 3a12-3(b) thereunder. However, as discussed further in Part III.A.3. below, the Shareholder Circular and the Listing Particulars will be drafted so that such documents will contain information substantially similar to the information which would be made available to shareholders in a proxy or information statement concerning the Distribution complying with Schedules 14A or 14C under the Exchange Act. Each of the Listing Particulars and the Shareholder Circular is subject to the review and, in the case of the Listing Particulars, approval of the UKLA before it is disseminated. We understand that the review is similar to that performed by the Commission during Securities Act registration.[5]

The shareholders of Bunzl will vote on the approval of the Demerger and the Distribution at the Extraordinary General Meeting (the "EGM") expected to be held on June 2, 2005. The announcement of the result of such vote will be made shortly after the EGM. The Demerger (if approved by the shareholders of Bunzl and the remaining conditions, including the UK Admission, are fulfilled) will be effected on June 6, 2005.

Following the Demerger, Bunzl and Filtrona will each operate as separate companies and neither company will have a shareholding in the other. Aside from one non-executive director, there will be no overlapping directors or officers between Bunzl and Filtrona and neither company will have any right to make appointments to the other's board. Filtrona's senior management will be located in the United Kingdom and, of Filtrona's initial five directors, none will be a U.S. citizen or resident.

It is expected that for a transitional period following the Demerger, Bunzl will provide Filtrona with a variety of administrative services prior to Filtrona obtaining such services on a stand-alone basis. We are advised that all future dealings between Bunzl and Filtrona will be conducted on an arm's length basis.

III. Legal Analysis

A. Section 2(3) of the Securities Act

For the reasons set forth below, it is our opinion that the proposed distribution of Filtrona Shares to shareholders (including ADR holders) of Bunzl will not involve an "offer to sell", "sale" or "other disposition for value" of securities within the meaning of Section 2(3) of the Securities Act and,

[5] On April 8, 2005, Bunzl submitted initial drafts of the Listing Particulars and the Shareholder Circular to the UKLA for its review and comment. Subsequent drafts of the Listing Particulars and the Shareholder Circular have been submitted by Bunzl to the UKLA on April 27, 2005, May 10, 2005 and May 13, 2005, in each case, addressing the UKLA's comments to the documents.

consequently, registration of the Distribution of such Filtrona Shares under Section 5 of the Securities Act is not required.

In Staff Legal Bulletin No. 4 (September 16, 1997) (the "Staff Legal Bulletin"), the Division confirmed its view to the effect that registration under the Securities Act of shares distributed in a spin-off transaction is not required if the following five conditions are met: (1) the parent company shareholders do not provide consideration for the spun-off shares; (2) the spin-off is pro rata to the parent company's shareholders; (3) the parent company provides adequate information about the spin-off and the subsidiary to its shareholders and the trading markets; (4) the parent has a valid business purpose for the spin-off; and (5) if the parent spins-off "restricted securities", it has held those securities for at least two years. While the Staff Legal Bulletin expressly addresses the situation of a conventional spin-off of a wholly-owned subsidiary by a parent company to its shareholders, the Division has applied the foregoing conditions to provide no-action relief in numerous "indirect demerger" transactions almost identical to that proposed for the Demerger and Distribution in which, due to U.K. tax considerations, the shares distributed are of entity that may not technically be a wholly-owned subsidiary of the "parent". See, e.g., Kingfisher plc (available April 17, 2003) ("Kingfisher II"), Kingfisher plc (available November 23, 2001) ("Kingfisher I"), Sears plc (available June 17, 1998) ("Sears"), United News & Media (available November 5, 1998) ("United News"), British Gas plc (available December 4, 1996) ("British Gas"), Hanson plc (available August 26, 1996) ("Hanson"), Thorn EMI plc (available July 1996) ("Thorn EMI") and English China Clays plc (available September 1, 1994) ("English China Clays").

The Demerger and Distribution will satisfy each of the applicable conditions of the Staff Legal Bulletin, as explained below:

1. Consideration for Spun-Off Shares.

As discussed in the description of the Distribution above, no consideration will be payable by the holders of Bunzl Shares or Bunzl ADRs in connection with the Distribution. Bunzl will declare a dividend to the holders of Bunzl Shares satisfied by the transfer of the whole of the issued share capital of FIL to Filtrona and Filtrona issuing the Filtrona Shares to holders of Bunzl Shares.

2. Pro Rata Distribution.

As discussed above, the Distribution will be *pro rata* to the holders of Bunzl Shares. As a result of the Demerger and Distribution the Filtrona Shares to be issued will, immediately after the Distribution, be 100% owned directly and in the same proportion by the same shareholders that own the Bunzl Shares at the time of the Demerger. The Demerger will not, in and of itself, change the interests of the holders of Bunzl Shares or Bunzl ADRs in the assets of Bunzl.

The shareholders of Bunzl will have the same proportionate interests in the same aggregate assets immediately before and after the Demerger. Immediately following the Demerger, these same shareholders will hold 100% interests in the Filtrona Business through their interest in Filtrona, rather than continuing to hold their 100% interests in the Filtrona Business through Bunzl. The shareholders of Bunzl will also maintain their proportionate interests in the remainder of Bunzl.

3. Adequate Information.

The Staff Legal Bulletin states that in connection with a spin-off, a foreign reporting parent company, such as Bunzl, provides adequate information to its shareholders and the trading markets where (i) the parent gives its U.S. shareholders an information statement that describes the spin-off and the subsidiary to be spun-off and that such information statement substantially complies with Regulation 14A or Regulation 14C under the Exchange Act, and (ii) the subsidiary registers the spun-off securities under the Exchange Act. The Staff Legal Bulletin notes, however, that "there may be situations where the subsidiary will not register the spun-off securities under the Exchange Act (for example, the Rule 12g3-2(a) or 12g3-2(b) exemption from registration may be available)".

As required by English law and the Listing Rules, holders of Bunzl Shares (and, through the Depositary, holders of Bunzl ADRs) and the marketplace will receive extensive information about the Distribution through the Shareholder Circular and the Listing Particulars. Together, these documents will contain a description of the Distribution, a description of the Filtrona Business, financial information regarding the Filtrona Business extracted from that of Bunzl, pro forma financial information regarding Bunzl and reflecting the Distribution, as well as a discussion of the tax consequences of the Distribution to holders of the Bunzl Shares and the Bunzl ADRs in the United Kingdom and in the United States. This information will be substantially similar to the information which would be made available to shareholders in a proxy or information statement concerning the Distribution complying with Schedule 14A or 14C under the Exchange Act.[6]

[6] In addition, although to date Bunzl has not filed its Annual Report on Form 20-F for fiscal year 2004, Bunzl has provided updated financial and other information with respect to the Filtrona Business, including the effect of the acquisition of the Baumgartner Fibertec and Skiffy Group businesses by the Bunzl Group in October 2003 and March 2004, respectively, in its 2004 Annual Review which has been posted on Bunzl's website. We do not expect the financial and other information with respect to the Filtrona Business to be contained in Bunzl's Annual Report on Form 20-F for fiscal year 2004 to be materially different to the information contained in Bunzl's 2004 Annual Review.

With respect to ongoing reporting, Filtrona will become subject to the reporting obligations of the UKLA and will be and will continue to be subject to the U.K. Companies Act 1985. Filtrona has no intention to list the Filtrona Shares on a U.S. securities exchange or obtain a quotation on the Nasdaq National Market or any other inter-dealer quotation system in the United States in conjunction with the Distribution. Accordingly, as discussed above, Filtrona intends to rely upon the exemption from registration provided by Rule 12g3-2(b) and furnish information to the Commission in accordance with the requirements of that Rule.

It is our opinion, consistent with past no-action letters, that providing the regular and periodic information required by the UKLA and compliance with the requirements for foreign issuers under Rule 12g3-2(b) of the Exchange Act will satisfactorily substitute for Exchange Act registration under these circumstances. Providing U.S. holders with periodic information through compliance with the requirements for foreign private issuers under Rule 12g3-2(b) should adequately support over-the-counter trading, if any, in Filtrona Shares in the United States. The Division has previously accepted the adequacy of providing information pursuant to Rule 12g3-2(b) in numerous no-action letters relating to spin-offs involving reporting foreign private issuers. See British Gas; NGH; English China Clays; Sanpaolo IMI S.p.A. (available October 28, 1999) ("Sanpaolo"); Istituto Nazionale delle Assicurazioni S.p.A. (available October 27, 1998) ("INA"); and Hafslund Nycomed AS (available April 19, 1996) ("Hafslund Nycomed AS").

Conversely, requiring registration under the Exchange Act, in view of the Commission's policy that a foreign company that does not voluntarily create an active trading market for its securities in the United States should be exempt from the registration and reporting requirements of the Exchange Act, would impose an undue burden and is not required to accomplish the purposes of the Exchange Act. And, as discussed above, the contents of the Listing Particulars will provide Bunzl shareholders with information of a nature substantially comparable to that contained in an Exchange Act registration statement on Form 20-F and similar to that provided to shareholders by foreign private issuers incorporated in England and Wales in previously effected spin-offs.

4. Valid Business Purpose.

As noted in a number of "no-action" requests, the Division has, in recent years, looked to the economic substance of transactions rather than to their form in assessing purpose. By doing so, the Division has not viewed transactions such as the Distribution as a disposition of securities for value, but rather as a means of facilitating the policy decisions of the distributing entity made for legitimate business reasons. See, e.g., British Gas, NGH, and English China Clays.

It is our opinion that the business purposes of the Demerger described above in Part I are consistent with the valid business purposes described in many of the no-action letters cited above and with at least two of the examples of valid business purpose provided in the Staff Legal Bulletin: (i) allowing management of each business to focus solely on that business; and (ii) enhancing access to financing by allowing the financial community to focus separately on each business. Accordingly, the Demerger and Distribution is motivated by valid business purposes rather than a desire to evade the registration requirements of the securities laws.

5. "Restricted Securities".

The Division has taken the position in the Staff Legal Bulletin that a parent company must spin-off securities either (i) which are not "restricted securities" as defined in Rule 144(a)(3) under the Securities Act, or (ii) which the parent has held for at least two years (unless the parent formed the subsidiary being spun-off rather than acquired the business from a third party).

With respect to the Demerger, U.K. tax considerations will result in the distribution of shares of an entity which is technically not a subsidiary of Bunzl. The entity, Filtrona, will, however, have been newly incorporated pursuant to Bunzl's instructions solely for purposes of effecting the Demerger and, prior to the Demerger, will be held solely in the name of two individuals who are both management employees and shareholders of Bunzl. It is our opinion that the distribution of Filtrona Shares in the Demerger will be substantively the same transaction as a spin-off of securities in a subsidiary formed by Bunzl to effect the Demerger in its capacity as a parent company. But for the U.K. tax considerations referred to above, the transaction could be effected through a conventional spin-off by Bunzl of securities in FIL, which is a wholly-owned subsidiary of Bunzl and will own the Filtrona Business prior to the Demerger. In our opinion the use of the "indirect demerger" structure should not change the substantive characterization of the transaction. See, e.g., Kingfisher II, Kingfisher I, United News, and Sears.

Moreover, in the Demerger, Bunzl will effectively distribute securities in Filtrona, which is an entity which will hold all of the securities in FIL, a wholly-owned subsidiary of Bunzl since 1978 and which in turn will hold, directly or indirectly, all of the securities in the remaining operations of the Filtrona Business. Except for the securities in the Baumgartner Fibertec and Skiffy Group businesses (the "Baumgartner/Skiffy Securities"), which were acquired by the Bunzl Group in October 2003 and March 2004, respectively, all of the securities in the Filtrona Business will have been held, directly or indirectly, by Bunzl for at least two years, since at least August 2002 when the current organization of the Bunzl Group was established. The Baumgartner/Skiffy Securities represent only a small portion of the Filtrona

Business calculated on the basis of sales, operating profit and gross assets.[7] Further, the Baumgartner/Skiffy Securities were not acquired for the purposes of distribution to the public without registration under the Securities Act, but to complement the cigarette filter and fibre manufacture and plastic technologies operations, respectively, of the Filtrona Business. See, e.g., Kingfisher I.

Therefore, it is our opinion that the Filtrona Shares to be distributed in the Demerger satisfy the holding requirements set out in the Staff Legal Bulletin.

6. Conclusion.

Based on the discussion above and in light of prior spin-off determinations with respect to similar transactions, it is our opinion that the Distribution satisfies all five of the requirements relating to spin-offs as outlined in the Staff Legal Bulletin and the similar requirements set forth in numerous no-action letters: (1) Bunzl shareholders will not provide consideration for the Distribution; (2) the Distribution will be *pro rata* to the holders of the Bunzl Shares; (3) (i) adequate information with respect to the Demerger Proposals will be disseminated to holders of the Bunzl Shares and, through the Depositary, holders of Bunzl ADRs prior to the Distribution by means of the Shareholder Circular and the Listing Particulars and (ii) there will be adequate public information in the marketplace regarding Filtrona and the Filtrona Shares through Filtrona's compliance with the information supplying requirements of Rule 12g3-2(b) under the Exchange Act; (4) a valid business purpose exists for giving holders of the Bunzl Shares and Bunzl ADRs a direct separate investment in Filtrona; and (5) Bunzl will effectively be distributing shares of Filtrona, which is an entity operating a business that Bunzl has held for a period longer than two years as required by the Staff Legal Bulletin.

Based on the foregoing, we respectfully request that the Division confirm that it will not recommend that the Commission take any enforcement action if the Distribution is effected without compliance with the registration requirements of the Securities Act.

B. Rule 145 under the Securities Act

For the reasons set forth below, we do not believe that the Demerger and the Distribution should be viewed as involving a transfer of assets or other transaction covered by Rule 145 under the Securities Act that would result in the

[7] As of the effectiveness of the Demerger, it is estimated that the Baumgartner Fibertec and Skiffy Group businesses together will comprise approximately 5% of the sales of the Filtrona Business, 3% of the operating profit of the Filtrona Business and 3% of the gross assets of the Filtrona Business.

Distribution being deemed to involve an "offer to sell" or "sale" of securities within the meaning of Section 2(3) of the Securities Act by virtue of such Rule.

The Preliminary Note to Rule 145 makes clear that the Rule was designed to provide the protections of registration under the Securities Act to persons who are making a new investment decision regarding a new or different security in connection with any of the business combinations enumerated in the Rule. Subparagraph (a)(3)(B) of Rule 145 lists as a business combination subject to the Rule a transaction in which there is submitted to a shareholders' vote a plan for a transfer of assets of a corporation to another person in consideration of the issuance of securities of such other person, if the plan provides for a *pro rata* or similar distribution of such securities to the voting shareholders.

The protections provided by Rule 145 are unnecessary here. No new investment decision is required to be made by the existing holders of Bunzl Shares; no sale of assets to an independent third party in the sense intended in Rule 145 will take place; and no "value" under Section 2(3) of the Securities Act is being given by holders of Bunzl Shares or Bunzl ADRs for the Filtrona Shares. While the implementation of the Demerger, including obtaining the consent of the holders of Bunzl Shares, will take a form that may appear to fall under subparagraph (a)(3)(B) of Rule 145, the result here is simply a rearrangement of the form of ownership rather than a new investment.

As demonstrated by numerous prior no-action letters, a shareholder consent to a spin-off does not constitute a new investment decision of the kind that Rule 145 was intended to address. See, e.g., Kingfisher II, INA, British Gas, Hafslund Nycomed AS, Hanson and English China Clays. In those letters, three reasons were cited as to why spin-offs do not require shareholders to make a new investment decision (i) each shareholder already indirectly owns the shares to be spun-off, (ii) the spin-off does not represent a fundamental change in any shareholder's investment, and (iii) no shareholder will receive a new or different security for such shareholder's existing security. These three reasons also apply to the Distribution. Bunzl shareholders together currently hold their existing equity interest in the Filtrona Business, through their equity interest in Bunzl, and thus the nature of their equity interest will be the same after the Distribution as it was before. Furthermore, the Distribution will not cause Bunzl shareholders to make a fundamental change in their investment, because immediately after the Distribution, together they will hold their equity interest in the Filtrona Business through Filtrona, and will retain the same proportionate interest in the Filtrona Business. Finally, the Distribution will not cause Bunzl shareholders to exchange new or different securities for their existing securities. Rather, they will receive a number of Filtrona Shares in proportion to their Bunzl Shares, which they will retain.

As is recognized in the Staff Legal Bulletin, the fact that shareholder approval is required should not affect the conclusion that a spin-off transaction is not subject to Rule 145; *provided*, that the entity being spun-off is wholly-owned by the parent if shareholder approval is required for the transfer of assets to the subsidiary. While the shareholder approval being sought by Bunzl authorizes all actions necessary to effect the Demerger and U.K. tax considerations result in a spin-off of shares of an entity that may not technically be a wholly-owned subsidiary of Bunzl immediately prior to the Demerger, the result is still substantively a spin-off of the entirety of Bunzl's wholly owned subsidiary. In this respect, the Distribution and related Demerger transactions are similar to the demergers that were the subject of other favorable Staff responses. See, e.g., Kingfisher II, United News, British Gas and Hanson.

For the foregoing reasons, we believe that the Distribution should not be considered a "sale" of securities requiring registration under the Securities Act by virtue of Rule 145.

C. Rule 144 under the Securities Act

We are also of the opinion that the Filtrona Shares that will be distributed to holders of the Bunzl Shares (and, through the Depositary, holders of Bunzl ADRs) should not constitute "restricted securities" as defined in Rule 144(a)(3) under the Securities Act.

In the Staff Legal Bulletin, the Division confirmed its view that securities received by shareholders in a spin-off that meets the five conditions detailed in paragraphs (1) through (5) of Part III.A above generally are not "restricted securities". Moreover, the Division has on several occasions adopted the view that shares distributed in transactions similar to the proposed Distribution would not be deemed to be restricted securities within the meaning of Rule 144(a)(3) of the Securities Act. See, e.g., British Gas, NGH and English China Clays. Although the Staff Legal Bulletin principally addresses situations in which shares of the spun-off company would be registered under the Exchange Act and, in instances where the Division has adopted this view, the Division has frequently referred to the fact that the shares in the particular transaction would be registered under the Exchange Act prior to the completion of the particular distribution, in Kingfisher II, United News, British Gas, NGH and English China Clays, among others, the Division has confirmed that, in circumstances similar to those outlined in this letter, the absence of Exchange Act registration does not alter the analysis under Rule 144; *provided*, that, in the case of a foreign private issuer, the requirement concerning the adequacy of current information is otherwise satisfied pursuant to Rule 12g3-2(b).

We recognize that any United States shareholders of Bunzl that become affiliates of Filtrona will be subject to Rule 144 absent registration under the Securities Act or another appropriate exemption. Any U.S. affiliates of Filtrona will be unable to utilize Rule 144 unless Filtrona becomes subject to the

Exchange Act reporting requirements and has continued to be subject to such requirements for a period of at least 90 days.

IV. Conclusion

On behalf of Bunzl, we respectfully request a letter from the Division confirming its agreement with our opinions with regard to the matters set forth herein.

Pursuant to Regulation 200.81, we respectfully request on behalf of Bunzl that this no-action request and the Division's response be accorded confidential treatment until 120 days after the date of the response of the Division to such request or such earlier date as the information in this letter has been made public. This request for confidential treatment is made on behalf of Bunzl for the reason that certain of the facts surrounding the Demerger set forth in this letter have not been made public.

In accordance with the request of the Division, nine additional copies of this letter are enclosed.

If you have any questions or desire any additional information with respect to this matter, please call the undersigned in London at 011-44-20-7418-1370 or, in my absence, Sam Kelso at 011-44-20-7418-1029.

Very truly yours,



Keith L. Kearney